

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 18, 2009

Mr. Thomas C. Peddie
Chief Financial Officer
Corus Entertainment Inc.
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada

> **RE:** **Corus Entertainment Inc.**
> **Form 40-F for Fiscal Year Ended August 31, 2008**
> **Filed November 28, 2008**
> **File No. 1-14992**

Dear Mr. Peddie:

We have reviewed your supplemental response letter dated July 15, 2009 as well as your filing and have the following comments.

Form 40-F for Fiscal Year Ended August 31, 2008

Notes to Consolidated Financial Statements

Note 14. Business Segment Information

1. Please describe for us the functions, responsibilities, and decision making authority of the Management Committee ("MC"). As part of your response, identify the MC's members, tell us the number of meetings that were held by it during fiscal 2009, tell us the nature of the financial information provided to it, and explain to us why you do not consider it to be the CODM. Paragraph 12 of SFAS 131 states that the CODM "may be a group consisting of, for example, the enterprise's president, executive vice presidents, and others." We do not believe the ability of the CEO to override the decisions of the MC precludes it from being the CODM, as you have set forth. As just highlighted, paragraph 12's example of a CODM group includes the president and others below the president. Consequently, the example contemplates a scenario where one member (the

president) has authority to override the decisions of the group, since we believe it is common for the president of a company to possess the ultimate decision making ability.

2. Notwithstanding the comment above, please revise your Form 40-F to present Kids, Lifestyle, Other, West, Ontario, Quebec, and Content (the "components"), as separately reportable segments in accordance with SFAS 131. Solely because the CODM regularly reviews the disaggregated operating results of these components, we believe they meet the criteria in paragraph 10(b) of SFAS 131. You have determined that the components also meet the requirements in paragraphs 10(a) and 10(c) of SFAS 131. Accordingly, these components meet the definition of an operating segment.

   While not influencing our conclusion, it appears that your response and analysis is based upon outdated and stale information. For example, we note that Corus Radio was without a president for fiscal 2009 in its entirety, and that each of West, Ontario, and Quebec was operated by a regional vice-president that reported to John Cassaday. Further, Doug Murphy, who also reports to John Cassaday according to the organization chart provided to us, was General Manager of Corus Kids for fiscal 2009.

   To address another aspect of your most recent response, your analysis of segment managers in section 4 does not contemplate the provision in paragraph 14 of SFAS 131 that "a single manager may be the segment manager for more than one operating segment." For example, the former Radio President could have been the segment manager for each of West, Ontario, and Quebec. Viewing a segment president as the segment manager of more than one segment would appear to address some of the concerns raised in your analysis. While we understand that there may be evidence against this view, there appears to be indications in your response that the segment presidents are segment managers for more than one segment.

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   Please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director